SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Merriman Curhan Ford Group, Inc.
_____________________________________________________________________________
(NAME OF ISSUER)

                                                     Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

590418109
_____________________________________________________________________________
(CUSIP NUMBER)

Richard Gilden
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2009
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 590418109	13D
1		NAME OF REPORTING PERSONS Andrew Arno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,790,696(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,790,696(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,790,696(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON IN
(1)
Issuable upon conversion of 1,895,348 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 1,895,348 shares of Common Stock.  This aggregate amount beneficially owned by Mr. Arno includes (i) 145,348 shares of Series D Convertible Preferred Stock and warrants to purchase 145,348 shares of Common Stock held by each of MJA Investments LLC and JBA Investments LLC and (ii) 209,302 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 209,302 shares of Common Stock held by an individual retirement account on behalf of Mr. Arno.  Mr. Arno serves as investment advisor to each of MJA Investments LLC and LBA Investments LLC and disclaims all beneficial ownership of the securities held by each of those entities.

CUSIP No. 590418109	13D
1		NAME OF REPORTING PERSONS Michael E. Marrus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,860,464(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,860,464(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,464(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN
(2)	Issuable upon conversion of 930,232 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 930,232 shares of Common Stock.

CUSIP No. 590418109	13D

1		NAME OF REPORTING PERSONS Thomas I. Unterberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,627,906(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,627,906(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,627,906(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN
(3)	Issuable upon conversion of 813,953 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 813,953 shares of Common Stock.

CUSIP No. 590418109	13D

1		NAME OF REPORTING PERSONS Mark Green
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,162,790(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,162,790(4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,162,790(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IN
(4)	Issuable upon conversion of 581,395 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 581,395 shares of Common Stock.

Item 1.	Security and Issuer

            This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Merriman Curhan Ford Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 600 California Street, 9th Floor, San Francisco, California, 94108.

Item 2.	Identity and Background

(a)           This Statement is filed by:

(i)	Andrew Arno (“Mr. Arno”);

(ii)	Michael E. Marrus (“Mr. Marrus”);

(iii)	Thomas I. Unterberg (“Mr. Unterberg”);

(iv)	Mark Green (“Mr. Green”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The business address of each of Mr. Arno, Mr. Unterberg and Mr. Green is 126 E. 56th Street, 26th Floor, New York, New York 10022.  The address of Mr. Marrus’ residence is 755 Park Avenue, New York, New York 10021.

(c)           As of September 8, 2009, each of the Reporting Persons, other than Mr. Marrus, was employed in various capacities by Unterberg Capital LLC (“Unterberg”).  Unterberg’s principal business is investment management and it operates out of an office located at 126 E. 56th Street, 26th Floor, New York, New York 10022.  Mr. Unterberg serves as the Chairman of Unterberg.  Mr. Arno serves as the Chief Executive Officer and Mr. Green serves as a Managing Director.  Mr. Marrus’ last position was Managing Director of Collins Stewart, Inc.

Immediately after the purchase of the shares of Common Stock by the Reporting Persons described in Item 3, the Reporting Persons became employed by the Issuer in various capacities and Mr. Arno was appointed to the board of directors of the Issuer.  Mr. Arno currently serves as Vice Chairman of the Issuer, Messrs. Marrus and Green are Managing Directors of the Issuer and Mr. Unterberg is currently serving as Senior Advisor of the Issuer.

(d)-(e)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Arno, Mr. Marrus and Mr. Unterberg are citizens of the United States.  Mr. Green is a citizen of the United Kingdom and Israel.

Item 3.	Source and Amount of Funds

Mr. Arno expended $815,000 in acquiring the Common Stock of the Issuer.  The source of these funds was the personal funds of Mr. Arno, JBA Investments LLC and MJA Investments LLC.  Mr. Arno serves as investment advisor to each of MJA Investments LLC and LBA Investments LLC and disclaims all beneficial ownership of the securities held by each of those entities.

Mr. Marrus expended $400,000 in acquiring the Common Stock of the Issuer.  The source of these funds was the personal funds of Mr. Marrus.

Mr. Unterberg expended $350,000 in acquiring the Common Stock of the Issuer.  The source of these funds was the personal funds of Mr. Unterberg.

Mr. Green expended $250,000 in acquiring the Common Stock of the Issuer.  The source of these funds was the personal funds of Mr. Green.

Item 4.	Purpose of the Transaction

The Reporting Persons, other than Mr. Marrus, are all current or former employees of Unterberg or one of its affiliates.  The Reporting Persons acquired beneficial ownership of the Common Stock to which this Statement relates for investment and other employment-related purposes, pursuant to that certain Stock Purchase Agreement, dated as of August 27, 2009 by and among the Issuer, the Reporting Persons and the other Investors listed therein (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Reporting Persons purchased, in a private placement, shares of the Issuer’s newly issued Series D Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Shares”) at a cash purchase price of $0.43 per share.  Pursuant to the Stock Purchase Agreement, for each Preferred Share purchased, each Reporting Person also received a warrant (the “Warrants”) to purchase one additional share of Common Stock at a purchase price of $0.65 per share. The Issuer also made customary representations, warranties and covenants in the Stock Purchase Agreement.

The Reporting Persons entered into the Stock Purchase Agreement with the understanding that each of the Reporting Persons would only enter into the Stock Purchaser Agreement to acquire the Preferred Shares and Warrants if each of the other Reporting Persons was also entering into the Stock Purchase Agreement simultaneously.

The Preferred Shares are entitled to a dividend of six percent per annum, payable in arrears on the last day of each calendar month, commencing August 30, 2009, payable in preference to any dividend or distribution on the Common Stock. Upon a Liquidation Event (as defined in the Certificate of Designation of Series D Convertible Preferred Stock (the "Certificate of Designation")), each holder of Preferred Shares will be entitled, prior to payment to the holders of Common Stock or any other class of preferred stock, the sum of $0.43 (subject to adjustment as set forth in the Certificate of Designation) and all then accrued and unpaid dividends on the Preferred Shares. Following such payment, the holders of Preferred Shares will be entitled to any remaining amounts available for distribution on an as converted to common stock basis, as described below.

The Preferred Shares are convertible into Common Stock at any time at the option of a holder (so long as the aggregate conversion price for all such shares converted is not less than $100,000 or such lesser amount representing all of the Preferred Shares then owned by the holder) into the number of shares of Common Stock equal to the number of Preferred Shares being converted multiplied by a fraction, the numerator of which is $0.43 and the denominator of which is the Conversion Price (as defined in the Certificate of Designation), which is initially $0.43. The Conversion Price is subject to downward adjustment for certain dilutive events as set forth in more detail in the Certificate of Designation.

The Preferred Shares will automatically convert to Common Stock at the Issuer's option upon 10 days written notice if (i) the 30 day average closing sale price for the Common Stock is at or above $3.00 at the time the notice is provided by the Issuer; (ii) the average weekly trading volume for the four week period immediately preceding delivery of such written notice of conversion is 30,000 shares or more, and (iii) either (A) a registration statement which includes all outstanding Preferred Shares has been declared effective by the Securities and Exchange Commission; or (B) all outstanding shares of Preferred Shares may be sold under Rule 144 promulgated under the Securities Act of 1933, as amended, or any equivalent successor rule, within a three month period.

Holders of Preferred Shares shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Shares held by such holder could be converted as of the record date. In addition, so long as at least 2,500,000 shares (as adjusted for stock splits, dividends, recapitalizations and the like) of Preferred Shares remain outstanding, the holders of Preferred Shares, voting as a separate class, shall be entitled to elect four members of the Issuer's Board of Directors. Further, so long as 2,500,000 shares (as adjusted for stock splits, dividends, recapitalizations and the like) of Preferred Shares remain outstanding, the affirmative vote of a majority of interest in the Preferred Shares is required to alter or change adversely the powers, preferences, or rights given to the Preferred Shares; authorize any class of stock with superior preferences to the Preferred Shares, amend the Issuer's Certificate of Incorporation or bylaws in any manner that adversely affects any rights of the Preferred Shares; increase the number of authorized shares of Preferred Shares; or effect a Liquidation Event; and the affirmative vote of the holders of at least 66 2/3% of Preferred Shares is required to authorize any new stock option, restricted stock or other equity compensation plan; change the size of the Issuer's Board of Directors; incur certain indebtedness for borrowed money (subject to certain exceptions set forth in the Certificate of Designation); or approve any replacement for Peter Coleman with the Issuer (subject to certain conditions set forth in the Certificate of Designation).

In connection with the purchase of the Preferred Shares and the Warrants, the Reporting Persons, the Issuer and the other investors designated therein entered into an Investors' Rights Agreement dated as of August 27, 2009 (the "Investors' Rights Agreement"). The Investors' Rights Agreement provides for registration of the Common Stock underlying the Preferred Shares and the Warrants (as well as other warrants that may be issued pursuant to the Investor Rights Agreement), through a shelf registration statement, or, under certain circumstances as set forth in the Investors' Rights Agreement, demand and piggyback registration statements. Should the Issuer fail to register such securities within the time limits set forth in the Investors' Rights

Agreement, the Issuer will issue additional warrants to purchase up to 900,000 shares of Common Stock to the holders of the Series D Preferred Stock who are party to the Investors’ Rights Agreement, in the amounts and on the terms set forth in the Investors' Rights Agreement. Pursuant to a letter regarding the Investors' Rights Agreement issued to the Reporting Persons on August 27, 2009, the Issuer agreed to use its best efforts to increase the number of additional warrant shares to be issued (to up to 971,000) and to register any warrants issuable pursuant to the Investors' Rights Agreement.  The Investors' Rights Agreement also provides for the issuance of warrants for Common Stock equal to the aggregate Common Stock issuable under the Warrants (the "Merriman Warrants") should D. Jonathan Merriman cease to serve as Chief Executive Officer of the Issuer prior to the third anniversary of the Investors' Rights Agreement, provided however that the Merriman Warrants will not be issued if Mr. Merriman ceases to serve as Chief Executive Officer of the Issuer due to his death, his termination by the Issuer other than for Cause (as defined in the Investors' Rights Agreement) or Mr. Merriman terminates his employment for Good Reason (as defined in the Investors' Rights Agreement). The Investors' Rights Agreement also provides for the issuance of warrants to purchase Common Stock should the Issuer fail to keep a life insurance policy in place with respect to Mr. Merriman prior to the fifth anniversary of the Investors' Rights Agreement, in the amounts and on the conditions set forth in the Investors' Rights Agreement. The Investors' Rights Agreement also provides for the designation of the directors to be selected by the holders of Preferred Shares. Pursuant to the Investors' Rights Agreement, Mr. Arno has the right to designate one of the four directors to be selected by the holders of Preferred Shares. The Investors' Rights Agreement also provides for preemptive rights with respect to certain issuances of Issuer securities.

The Reporting Persons, at any time and from time to time, may acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Persons may engage in communications with one or more shareholders of the Issuer, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization.   Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons, at any time and from time to time, may review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The foregoing descriptions of the Stock Purchase Agreement, Certificate of Designation, Warrant, Investors' Rights Agreement and letter agreement regarding the Investors’ Rights Agreement are qualified in their entirety by reference to the text of those agreements, which are filed as Exhibits 2 through 6, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 12,733,287 shares of common stock outstanding on August 7, 2009, which is the total number of shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

As of the date hereof, Mr. Arno beneficially owns 3,790,696 shares of Common Stock of the Issuer, issuable upon conversion of 1,895,346 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 1,895,346 shares of Common Stock.  This aggregate amount beneficially owned by Mr. Arno includes (i) 145,348 shares of Series D Convertible Preferred Stock and warrants to purchase 145,348 shares of Common Stock held by each of MJA Investments LLC and JBA Investments LLC and (ii) 209,302 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 209,302 shares of Common Stock held by an individual retirement account for the benefit of Mr. Arno. Mr. Arno’s beneficial ownership constitutes approximately 22.9% of the Common Stock outstanding.  Mr. Arno serves as investment advisor to each of MJA Investments LLC and LBA Investments LLC and disclaims all beneficial ownership of the securities held by each of those entities.

As of the date hereof, Mr. Marrus beneficially owns 1,860,464 shares of Common Stock of the Issuer, issuable upon conversion of 930,232 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 930,232 shares of Common Stock.  Mr. Marrus’ beneficial ownership constitutes 12.7% of the Common Stock outstanding.

As of the date hereof, Mr. Unterberg beneficially owns 1,627,906 shares of Common Stock of the Issuer, issuable upon conversion of 813,953 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 813,953 shares of Common Stock.  Mr. Unterberg’s beneficial ownership constitutes 11.3% of the Common Stock outstanding.

As of the date hereof, Mr. Green beneficially owns 1,162,790 shares of Common Stock of the Issuer, issuable upon conversion of 581,395 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 581,395 shares of Common Stock.  Mr. Green’s beneficial ownership constitutes 8.4% of the Common Stock outstanding.

Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person, in each case, except to the extent of such Reporting Person’s pecuniary interest therein.

(b)	Each of the Reporting Persons has sole (and not shared) voting and dispositive power of the shares of Common Stock reported as beneficially owned by such person.

(c)	Except as reported herein, the Reporting Persons have not effected any transactions in the Issuer's securities.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to an agreement with respect to the joint filing of this Statement, and any amendments thereto.  A copy of such agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

The Reporting Persons are also parties to the Stock Purchase Agreement, Certificate of Designation, Warrant, Investors' Rights Agreement and letter agreement regarding the Investors’ Rights Agreement described in Item 4.  Copies of such agreements are attached hereto as Exhibits 2 through 6 and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.	Joint filing agreement by and among the Reporting Persons dated September 22, 2009.

Exhibit 2.	Series D Preferred Stock Purchase Agreement dated as of August 27, 2009, by and among the Issuer and the persons and entities listed on the Schedule of Investors attached thereto.

Exhibit 3.	Certificate of Designation of Series D Convertible Preferred Stock of the Issuer.

Exhibit 4.	Form of Issuer Common Stock Purchase Warrant.

Exhibit 5.	Investors’ Rights Agreement dated as of August 27, 2009, by and among the Issuer, and the persons and entities listed on Exhibit A and Exhibit B thereto.

Exhibit 6.	Letter agreement related to Investors’ Rights Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 22, 2009

/s/ Andrew Arno
Andrew Arno

/s/ Michael E. Marrus
Michael E. Marrus

/s/ Thomas I. Unterberg
Thomas I. Unterberg

/s/ Mark Green
Mark Green

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the securities of Merriman Curhan Ford Group, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were on the same instrument.

[Signatures set forth on the following page]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 22, 2009.

/s/ Andrew Arno
Andrew Arno

/s/ Michael E. Marrus
Michael E. Marrus

/s/ Thomas I. Unterberg
Thomas I. Unterberg

/s/ Mark Green
Mark Green